EX-99.77E

LEGAL PROCEEDINGS

     In 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against Permanent Portfolio Family of Funds, Inc.’s (“Fund’s”) then-existing investment adviser, World Money Managers (“WMM”), and two then-serving officers and directors of the Fund, Terry Coxon and Alan Sergy (collectively, “Respondents”). The Fund is not and was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge ruled that the Respondents had committed violations of various provisions of the federal securities laws and imposed various sanctions on the Respondents. The Respondents appealed the Initial Decision to the SEC. In a decision dated August 21, 2003, the SEC dismissed Mr. Sergy from the Proceedings due to his failing health and ordered that WMM and Mr. Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. In a decision dated June 29, 2005, the United States Court of Appeals for the Ninth Circuit Court affirmed the SEC’s decision.

     By order dated December 12, 2006, the Court authorized the Clerk of the Court to disburse to the Fund’s Permanent Portfolio $515,123 of the $536,623 that Mr. Coxon had previously paid into the Court’s registry, holding back $21,500 to cover potential administrative expenses and tax liabilities. The Fund’s Permanent Portfolio is still awaiting receipt of this disbursement from the Court’s registry. It is uncertain what additional amount of disgorged funds or prejudgment interest might be paid by WMM or Mr. Coxon, when any such payment might be made and what amount, if any, might be received by the Fund.

     Pursuant to the Fund’s Bylaws, the Fund advanced expenses incurred by the Respondents in the Proceedings (“Advanced Expenses”) upon their undertaking to repay the advances, in the event it was ultimately determined that they had committed willful misfeasance, bad faith, gross negligence or reckless disregard of their duties (“Disabling Conduct”). At a meeting held on January 7, 2005, the Fund’s Board of Directors determined that WMM and Mr. Coxon had committed Disabling Conduct and directed Pacific Heights to make further payments it owed to WMM, pursuant to a promissory note by and between it and WMM, to the Fund as reimbursement of the Advanced Expenses. As of January 31, 2007, reimbursement of such Advanced Expenses in the amounts of $61,984, $55,790 and $6,195 remained due to the Fund’s Permanent Portfolio, Treasury Bill Portfolio and Aggressive Growth Portfolio, respectively. Such amounts have since been reimbursed to those Portfolios.

     On May 10, 2005, the Fund was named as a defendant in an action entitled Andrew Layman v. The Permanent Portfolio Family of Funds, Inc., which was initially filed in the Superior Court of Washington for King County, but which was later removed by the Fund to the United States District Court for the Western District of Washington at Seattle (“Layman Litigation”). The plaintiff, Mr. Layman, was the maker of a warrant in favor of the Fund’s Permanent Portfolio for the purchase of 360,000 shares of Symantec Corporation (“Symantec”) common stock (“Warrant”). Mr. Layman asserted that the Fund had failed to timely exercise its rights under the Warrant, that the Warrant had lapsed, that he was entitled to possession of the 360,000 shares of common stock subject to the Warrant, and that the Fund was liable for any damages associated with a decline in the market value of the subject Symantec stock during the pendency of the litigation. The Fund filed a counterclaim to enforce its rights under the Warrant and to recover related damages from Mr. Layman.

     On April 10, 2006, the parties agreed to settle all claims asserted, or that could have been asserted, in the Layman Litigation (“Settlement”). Under the terms of the Settlement, the Fund received 315,000 of the 360,000 shares of Symantec common stock covered by the Warrant, and Mr. Layman received the remaining 45,000 shares. On May 9, 2006, the Court entered an Order of Dismissal, which dismissed all claims asserted in the Layman Litigation with prejudice and without costs to any party. As a result of the Settlement, total net assets of the Fund’s Permanent Portfolio were reduced by approximately $505,000. As of January 31, 2007, the terms of the Settlement have been fully and finally implemented, and the litigation is now concluded.